Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on July 17, 2014. Shareholders voted as indicated below:

	For	Against
Equity & Convertible Income:

Re-election of Hans W. Kertess – Class I to serve until the annual meeting for the 2017-2018 fiscal year	22,666,214	2,214,678
Re-election of William B. Ogden, IV – Class I to serve until the annual meeting for the 2017-2018 fiscal year	22,679,440	2,201,452
Re-election of Alan Rappaport – Class I to serve until the annual meeting for the 2017-2018 fiscal year	22,681,801	2,199,091

The other members of the Board of Trustees at the time of this meeting, namely, Ms. Deborah A DeCotis, Messrs. Bradford K. Gallagher, James A. Jacobson and John C. Maney† continue to serve as Trustees of the Fund.

† Interested Trustee